06011925

EMI

RECEIVED

2006 MAR 28 A 11:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

10th March, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 27th February 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 10th March 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 9th March 2006, held 71,517,642 shares, being 9.04% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

PROCESSED
MAR 28 2006
THOMSON
FINANCIAL

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 06/24

Company Announcements Office,
London Stock Exchange.

10th March, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 9th March 2006 and received by fax on 10th March 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as of 9th March 2006, held 71,517,642 shares, being 9.04% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231